FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor to Build a US$1 billion dollar refining facility in Mexico

January 11, 2016 Mexico City — ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), announced today that its ICA Fluor industrial engineering-construction joint venture was authorized by Pemex Transformación Industrial (Pemex) to proceed with the engineering, procurement and construction (Phase II) of the Madero Clean Diesel project at the Madero Refinery in Tamaulipas, Mexico.

ICA Fluor will provide detailed engineering, procurement, construction, commissioning and start-up services for two 25,000-barrel-per-day diesel hydrodesulfurization trains and associated facilities. The project also includes installation of new hydrogen, sulfur recovery and sour water treatment plants; the revamp of the existing diesel hydrodesulfurization unit, and offsites and utilities to integrate the new production facility with the existing refinery. The project is scheduled to be completed in the first quarter of 2018.

The project is part of Pemex’s clean fuels program, its comprehensive development and modernization program, and is designed to increase Mexico’s production of ultra-low sulfur diesel in accordance with applicable environmental standards.

“We are very pleased with the performance of ICA Fluor, and this award by Pemex demonstrates the trust and confidence in our joint venture to successfully execute this very significant clean fuels project at the Madero refinery,” said Peter Oosterveer, Fluor’s chief operating officer. “Fluor and ICA Fluor remain fully committed to Pemex and our other clients in the Mexican market.”

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining and telecommunication industries.

Fluor Corporation (NYSE: FLR) Fluor Corporation (NYSE: FLR) is a global engineering and construction firm that designs and builds some of the world's most complex projects. The company creates and delivers innovative and integrated solutions for its clients in engineering, procurement, fabrication, construction, maintenance and project management on a global basis. For more than a century, Fluor has served clients in the energy, chemicals, government, industrial, infrastructure, mining and power market sectors. Headquartered in Irving, Texas, Fluor ranks 136 on the FORTUNE 500 list. With 40,000 employees worldwide, the company's revenue for 2014 was $21.5 billion. Visit Fluor at www.fluor.com and follow on Twitter @FluorCorp.

For more information, please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2016	Empresas ICA, S.A.B. de C.V. /s/ Alonso Quintana Kawage Name: Alonso Quintana Kawage Title: Co-Chief Executive Officer